1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Sets June 16 Record Date for Common Share Dividends
Hsinchu, Taiwan, R.O.C. — May 22, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today set June 16, 2007 as the record date for its common stock entitled to participate in this cash and stock dividend distribution. The ex-dividend date for TSMC common shares shall be June 8, 2007. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (June 12 through June 16, 2007) for registration transfer.
The ex-dividend date for TSMC American Depositary Shares (ADSs) will also be June 8, 2007. The record date for TSMC ADSs entitled to participate in this cash and stock dividend distribution will be June 12, 2007. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash and stock dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Ms. Emi Mak at CitiBank, N.A. (Tel: +1-212-816-6693; email: emi.p.mak@citi.com)
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 22, 2007	By /s/Lora Ho
Lora Ho
Vice President & Chief Financial Officer